SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Public-Held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

MATERIAL FACT

TIM Participações SA ("Company") (BOVESPA: TIMP3, and NYSE: TSU), informs to its more than 68 million customers, its almost 11,000 employees , its shareholders and the public in general that it has received with great surprise the very extreme measure adopted by Anatel, which in a disproportional way, blocked the sale of new lines in 19 states.

Extreme and Anti-Competitive Measure

The decision was apparently based on data and indicators different from those usually established by Anatel itself to track the performance of the network. The presented measure took into account, for example, the percentage difference in each state between the worst operator and the others’ average in complaints to the Anatel’s call center, measure until now unknown and does not necessarily reflects the quality of the network.

In 2011, TIM became the second largest mobile operator in the country, as result of innovation and widespread acceptance of its services by users. Today, TIM is the only operator in the market that sells its phones unlocked and without loyalty penalty. Therefore, today the only element that keeps the customer with TIM is the satisfaction with the company. Such a disproportionate measure by Anatel will certainly affect competition in the telecommunications industry in the country.

Anatel’s Indicators

Monthly, Anatel monitors the network’s quality of the mobile operators, using KPIs of quality, including network indicators. The charts below show the SMP indicators of network quality measured by Anatel and show that TIM has demonstrated an outstanding position.

Source: Anatel – PGMQ - SMP

In relation to Anatel’s Performance in Customer Service Index (Portuguese abbreviation “IDA” index), which measures volume and the deadline of complains’ care at Anatel, TIM has been showing good results. The Company took the second place in IDA during the first quarter of 2012, getting closer to the first position, as a reflex of the large reduction in the rate of complaints (-36%). Comparing the 1Q12 with the same period in 2011, TIM was the only operator to present a reduction in the rate of complaints and growth in the IDA indicator score.

Commitment TIM

TIM reaffirms that it is developing a set of infrastructure projects to continue to provide innovative services to customers, supporting the growth and capturing the opportunities that market offers.

The great effort of the first half of 2012 was done towards the investments in network infrastructure and the integration of TIM's mobile network with the fiber optic network of TIM Fiber. In 2013, the forecast is to have 80% of Brazil's major cities connected via fiber optics. This investment will improve the quality of voice and data transmission significantly.

The Company is also working on upgrading equipment, doubling the speed of the infrastructure of mobile Internet access to 42 Mbps (HSPA +, an intermediate step between 3G and 4G). Today, in São Paulo, for example, more than 50% of the sites have been upgraded to work under this technology, which will be taken to other major cities.

Over the past four years, the Company invested approximately R$ 3 billion yearly on improving its capacity and network expansion, with emphasis in backhaul, backbone, coverage and Wi-Fi.

Considering the aforementioned, TIM will take all necessary measures to restore normality of its activities as soon as possible.

Rio de Janeiro, July 19th, 2012.

Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 19, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.